203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

March 18, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 25, 2012
Form 6-K filed August 29, 2012
File No. 001-31811

Dear Ms. Ciboroski:

Reference is made to your letter dated February 15, 2013 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response letter dated November 16, 2012 (the “First Response Letter”) to the Staff’s comment letter dated September 27, 2012 relating to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012, and the Company’s amendment thereto on Form 20-F/A which was filed with the Commission on May 25, 2012 (together, the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012 (the “Form 6-K” and, together with the Annual Report, the “Reports”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 2

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Note 48 - Significant Differences between IFRS and US GAAP, page F-113

1. We note your response to prior comment 17 regarding the consolidation of Woori Investment & Securities by de facto control. Please respond to the following:

•

In your response, you state that the votes held by the Company have represented a majority of the participating votes at the Annual and Extraordinary Shareholders’ Meetings. Please provide us with the actual numbers of voting shareholders and the percentage of the total that the Company’s vote represented. In situations where the Company’s vote was less than a two-thirds majority, please provide an analysis to support your assertion that the Company’s vote has represented a majority of participating votes when special matters require a two-thirds majority.

The following table sets forth the total number of voting shares of Woori Investment & Securities actually present at each annual shareholders’ meeting (an “Annual Shareholders’ Meeting”) and extraordinary shareholders’ meeting (an “Extraordinary Shareholders’ Meeting,” and together with the Annual Shareholders’ Meeting, a “Shareholders’ Meeting”) of Woori Investment & Securities, as well as the Company’s voting shares as a percentage of such total voting shares present at such Shareholders’ Meeting, since Woori Investment & Securities was established in its present form in 2005 as the Company’s subsidiary.

	(shares in thousands, except percentage)
	Annual Shareholders’ Meeting for:(1)							Extraordinary Shareholders’ Meeting:
	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	December 2012
A. Total voting shares outstanding	131,069	132,513	132,513	132,513	132,513	131,293	198,157	198,150
B. Voting shares present at the Shareholders’ Meeting held by:

a. the Company	46,324	46,324	46,324	46,324	46,324	46,324	75,426	75,426

b. Others	16,509	19,238	26,332	25,176	17,824	27,947	34,594	37,298

Total	62,833	65,562	72,656	71,500	64,148	74,271	110,020	112,724
C. The Company’s voting shares as a percentage of total voting shares present at the Shareholders’ Meeting (= a / (a + b))	73.7%	70.7%	63.8%	64.8%	72.2%	62.4%	68.5%	66.9%

(1)	The Annual Shareholders’ Meeting for a specified fiscal year refers to the shareholders’ meeting at which the financial statements for such fiscal year were approved by the shareholders.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 3

The Company respectfully notes to the Staff that, as mentioned in the First Response Letter, Paragraph 4 of IAS 27 defines “control” as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.” According to the Articles of Incorporation of Woori Investment & Securities, the shareholders may be called to vote on “general matters” and “special matters.” The general matters, which require a simple majority (i.e., at least 50%) of the participating votes, are those matters (such as the election of directors and approval of dividends) that broadly govern the financial and operating policies of Woori Investment & Securities, while the special matters, which require a two-thirds majority (i.e., at least 66.67%) of the participating votes, are minority shareholder protection matters (such as the amendment of the Articles of Incorporation) that are required to be approved by such two-thirds majority under the Korean Commercial Code.

The Company has historically had sufficient votes to approve general matters at the Shareholders’ Meetings of Woori Investment & Securities without need of additional votes from other shareholders. However, in order to ensure in advance that the Company’s proposals for both general matters and special matters will be passed as originally proposed, the Company’s standard policy is to obtain proxies from large Korean institutional investors (such as the National Pension Service of Korea) with whom the Company has amicable relations prior to each Shareholders’ Meeting, in a number sufficient for the Company to secure the approval of the relevant general or special matter. We note that, since 2005, there have been six instances where a special matter requiring the approval of a two-thirds majority was proposed at an Annual Shareholders’ Meeting, all relating to amendments to the Articles of Incorporation of Woori Investment & Securities (mostly to reflect corresponding changes to the underlying Korean statutes) and, which, in our view, do not involve the power to govern the financial and operating policies of Woori Investment & Securities. Including the votes secured by the proxies obtained by the Company, the Company consistently controlled at least 80% of the total voting shares present at each Shareholders’ Meeting since 2005. The Company believes that it will continue to be able to secure, without undue difficulty, the small number of concurring votes the Company would require in order to approve special matters in accordance with the Company’s wishes in the future, in light of its past experience and the number and diversity of the other shareholders of Woori Investment & Securities as mentioned in the First Response Letter and elsewhere in this letter.

•

Explain in further detail what you mean by the fact that you have not experienced “significant opposition from other shareholders (or group of shareholders).” Please identify all circumstances where the Company has experienced any opposition (even if not deemed “significant”), the nature of the opposition, and the outcome of those situations.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 4

The following table sets forth each instance where the Company has experienced opposition to its proposals at the Shareholders’ Meetings of Woori Investment & Securities, since the establishment of Woori Investment & Securities in its present form in 2005, and the outcome in such instances.

Annual/ Extraordinary Shareholders’ Meeting for:(1)	Proposal	Type of matter	Opposing votes(2)	Outcome
FY2005 (Annual)	Not applicable	Not applicable	Not applicable	Not applicable
FY2006 (Annual)	Not applicable	Not applicable	Not applicable	Not applicable
FY2007 (Annual)	Amendment of the Articles of Incorporation	Special matter	3.2%	Passed as originally proposed
	Appointment of directors	General matter	Less than 0.1%	Passed as originally proposed
	Limitation of director compensation	General matter	Less than 0.1%	Passed as originally proposed
FY2008 (Annual)	Amendment of the Articles of Incorporation	Special matter	7.8%	Passed as originally proposed
	Appointment of directors (including the director to serve as the CEO)	General matter	0.4%	Passed as originally proposed
	Limitation of director compensation	General matter	Less than 0.1%	Passed as originally proposed
FY2009 (Annual)	Not applicable	Not applicable	Not applicable	Not applicable
FY2010 (Annual)	Appointment of directors	General matter	Less than 0.1%	Passed as originally proposed
FY2011 (Annual)	Approval of financial statements	General matter	4.2%	Passed as originally proposed
	Appointment of directors (including the director to serve as the CEO)	General matter	0.13%	Passed as originally proposed
	Amendment of the Articles of Incorporation	Special matter	Less than 0.1%	Passed as originally proposed
	Limitation of director compensation	General matter	Less than 0.1%	Passed as originally proposed
December 2012 (Extraordinary)	Appointment of directors	General matter	14.1%	Passed as originally proposed

(1)	The Annual Shareholders’ Meeting for a specified fiscal year refers to the shareholders’ meeting at which the financial statements for such fiscal year were approved by the shareholders.
(2)	Voting shares opposed to the Company’s proposal at the Shareholders’ Meeting, as a percentage of total voting shares present.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 5

The table above does not include information regarding proposals relating to the appointment of the members of the Audit Committee of Woori Investment & Securities, as the Commercial Code of Korea prohibits a shareholder (such as the Company) that owns more than 3% of the total outstanding voting shares of a listed company from exercising its voting rights above the 3% threshold with respect to such proposals.

In light of the Company’s historical experience as listed above, the Company believes that it would be reasonable to state that it has not experienced any significant opposition to proposals made by the Company.

•

Tell us whether there has ever been a three percent or more shareholder group (to include not currently existing) that ever proposed a resolution at the Annual Shareholders’ Meeting, and if so, the nature of the resolution and the outcome.

To the Company’s knowledge, based on the shareholder registry of Woori Investment & Securities and public records, no shareholder group has held 3% or more of the shares of Woori Investment & Securities since its establishment in its present form as the Company’s subsidiary in 2005, other than the Company and the Korean mutual fund which held approximately 7.2% of the shares of Woori Investment & Securities during a period in 2009 as noted in the First Response Letter. We further note that, since the establishment of Woori Investment & Securities in its current form in 2005, no shareholder resolution has been proposed at any Shareholders’ Meeting by any shareholder other than the Company.

•

Tell us the circumstances that would cause the Company to lose its status under the Financial Holding Company Act of Korea as being the entity controlling Woori Investments & Securities. As part of your response, please compare the Financial Holding Company Act’s definition of control to the IAS 27 definition of control and clarify whether any of the activities listed include any that require a shareholder vote or Board of Directors’ approval.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 6

Article 2 of the Financial Holding Company Act of Korea defines a “subsidiary” as a company controlled by a financial holding company. In order for a listed company to be deemed a subsidiary of a financial holding company, the financial holding company must (a) hold 30% or more of the outstanding shares of such listed company as the largest shareholder and (b) have received an approval from the Financial Services Commission of Korea recognizing it as the controlling entity. Conversely, under the Financial Holding Company Act of Korea, the Company would lose its status as the entity controlling Woori Investment & Securities (i) if the Company’s shareholding in Woori Investment & Securities falls below 30% of its outstanding shares or the Company loses its largest shareholder status, since the Company would then be unable to comply with the requirements of the Financial Holding Company Act of Korea as described above, or (ii) upon the cancellation or withdrawal of the Financial Services Commission’s prior approval. The Company believes that the Financial Services Commission, in determining whether to approve the controlling status of a financial holding company over a potential subsidiary, generally considers a variety of factors, including the business plan of the potential subsidiary, the financial and business soundness of the financial holding company and likely impact on the market competition, as well as the facts and circumstances of the relationship between the financial holding company and the potential subsidiary. However, the Financial Services Commission has not publicly set forth in writing all the factors that may be considered in such a determination. The Company further believes that the Financial Services Commission would similarly review the facts and circumstances of the relationship between the financial holding company and the relevant subsidiary in connection with any determination to cancel or withdraw the prior approval, although there has never been an instance of such cancellation or withdrawal since the enactment of the Financial Holding Company Act. The Financial Services Commission approved and recognized the Company as controlling Woori Investment & Securities in November 2004, and such approval remains in effect as of the date of this letter. Based on the above, the Company believes that the determination of “control” for purposes of the Financial Holding Company Act, which is not based on a clear definition of control under such law and depends on additional factors such as the approval of the Financial Services Commission with respect to consolidation, is not directly comparable to the definition of control under IAS 27.

As noted in the First Response Letter, the Presidential Enforcement Decree of the Financial Holding Company Act provides for the Company to conduct certain business administration activities regarding Woori Investment & Securities, all of which require either shareholder and/or Board of Directors approval. Details regarding such required approvals are as follows:

Business Administration Activities	Shareholder Vote	Board of Directors	Remarks

Setting business goals and approving business plans	✓	✓	Decision by Board of Directors, but subject to a final approval by the shareholders

Evaluation of business performance and determination of remuneration	✓	✓	Decision by Board of Directors, but subject to a final approval by the shareholders

Determination of management governance structure	✓		Appointment of Board of Directors is approved at the Annual Shareholders’ Meetings

Inspection of businesses and status of property		✓	—

Internal control and risk management		✓	—

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 7

•

We note the portion of your response which discusses the process of appointing the Board of Directors of Woori Investment & Securities. Please tell us whether your “majority” vote met the two-thirds threshold. As part of your response, please also describe the powers of the outside nominating committee, including how the members are appointed and whether you have any influence or membership on the committee and tell us your historical track record of nominating and appointing both standing and outside directors.

We respectfully inform the Staff that the Articles of Incorporation of Woori Investment & Securities provide that members of the board of directors of Woori Investment & Securities (the “Board of Directors”) shall be elected at shareholders’ meetings by a vote of more than 50% (rather than two-thirds) of the participating votes. As described above, the Company has continuously exercised more than 50% of the voting rights present at the Shareholders’ Meetings held since the establishment of Woori Investment & Securities in its present form as the Company’s subsidiary in 2005, and all of the Company’s proposals were passed by an affirmative vote of more than two-thirds at each such meeting.

The Outside Director Nomination Committee of Woori Investment & Securities (the “Committee”) was established to ensure a fair and transparent nomination process for outside director candidates. The Committee determines whether an outside director candidate nominated by the Company (pursuant to the Company’s right as the largest shareholder, as discussed in the First Response Letter) has satisfactory qualifications to meet the applicable regulatory and customary requirements as set forth in the Committee rules, and makes the final nomination of the outside director candidate. The members of the Committee, which consists of one standing director and three outside directors, are both appointed and dismissed by a resolution of the Board of Directors. Considering the fact that the members of the Board of Directors are elected at the Annual Shareholders’ Meeting, together with the fact that the Company has held a majority of the voting shares present at each Annual Shareholders’ Meeting since the establishment of Woori Investment & Securities in its present form in 2005, the Company believes that it exercises significant influence over the Committee through the Board of Directors.

As discussed in the First Response Letter, the Company nominates candidates for the four standing director positions and, subject to the final nomination by the Outside Director Nomination Committee, the five outside director positions at Woori Investment & Securities. Since the establishment of Woori Investment & Securities in its present form in 2005, all of the Company’s nominees for standing and outside directors at Woori Investment & Securities obtained the requisite majority vote at the Annual Shareholders’ Meeting and were appointed to the Board of Directors.

•

Please provide the actual experience with appointing the CEO via shareholder vote. As part of your response, please clarify the nature and outcome of any difficulties that you determined were not “significant.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 8

Prior to the Annual Shareholders’ Meeting for fiscal year 2008, the incumbent CEO of the predecessor company to Woori Investment & Securities, Mr. Jong-Soo Park, continued to serve in such capacity at the wishes of the Company following the establishment of Woori Investment & Securities in its present form in 2005. At the Annual Shareholders’ Meeting for fiscal year 2008, the Company’s designated candidate for successor CEO, Mr. Sung-Ho Hwang, was appointed to serve as the CEO and to also serve as a member of the Board of Directors, upon majority approval of shareholders. At the Annual Shareholders’ Meeting for fiscal year 2011, in accordance with the Company’s wishes, Mr. Hwang was reappointed in both capacities upon majority approval of shareholders. As less than 1% of the voting rights present at the Annual Shareholders’ Meetings for fiscal years 2008 and 2011, respectively, opposed the relevant proposals (as described above), the Company believes that it has not experienced to date any difficulty in appointing its desired candidate as the CEO of Woori Investment & Securities via shareholder vote.

Stephanie L. Ciboroski

Securities and Exchange Commission, p. 9

*        *        *         *        *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293; email: wseong@woorifg.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Pal Seung Lee
Pal Seung Lee
Chief Executive Officer

cc:	Michelle Miller
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP